

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2018

Ralph D'Ambrosio
Senior Vice President and Chief Financial Officer
L3 Technologies, Inc.
600 Third Avenue
New York, New York 10016

> **Re: L3 Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed: February 22, 2018**
> **Form 10-Q for the Quarterly Period Ended March 31, 2018**
> **File: May 1, 2018**
> **File No.: 001-37975**

Dear Mr. D'Ambrosio:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended March 30, 2018

2. Basis of Presentation
Revenue Recognition, page 7

1.   We note on page 8 with respect to certain multi-year contracts with the U.S. Government, sales are based on amounts appropriated by the U.S. Government. Please explain to us why unfunded amounts are not treated as variable consideration in determining the transaction price. We refer you to ASC 606-10-32-2.

General and Administrative Expenses, page 10

2.   We note your policy of recording as inventory allowable and reimbursable indirect

contract costs of your U.S. Government contractor businesses. Please explain to us how you account for incremental costs of obtaining a contract with foreign governments, and foreign and domestic commercial customers.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joseph M. Kempf, Senior Staff Accountant, at 202-551-3352 or Robert S. Littlepage, Accountant Branch Chief, at 202-551-3361 with any questions.

Division of Corporation Finance
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